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SEC FILE NUMBER
8-48744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Citizens Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
770 Legacy Place
Dedham, Massachusetts 02026

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Kevin Carvalho (401) 260-2067

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

CHECK ONE:

✓ Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

OATH OR AFFIRMATION

I, **Kevin Carvalho**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Citizens Securities, Inc. as of and for the year ended December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal Financial Officer
Title

Bonnie L. Marra

BONNIE L. MARRA
Notary Public. State of Rhode Island
My Commission Expires April 21, 2020

CITIZENS SECURITIES, INC.

(SEC I.D. No. 8-48744)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
Citizens Securities, Inc.
Dedham, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Citizens Securities, Inc., (the "Company"), a wholly owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2020
We have served as the Company's auditor since 2000.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(IN THOUSANDS, EXCEPT SHARE FIGURES)

ASSETS		
Cash, cash equivalents and restricted cash	$	46,528
Commissions receivable		3,129
Fees receivable		3,035
Employee loan advances - net of reserves of $609		2,548
Deferred commissions		5,747
Income taxes receivable		737
Deferred tax assets - net		902
Premises and equipment - net of accumulated depreciation of $946		1,184
Operating lease right-of-use asset		420
Securities purchased not yet sold		209
Prepaid and other assets		2,040
TOTAL ASSETS	$	66,479
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued incentive compensation	$	15,600
Securities sold not yet purchased		213
Operating lease liability		417
Accrued expenses and other liabilities		3,899
TOTAL LIABILITIES		20,129
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value - authorized, 8,000 shares; 100 shares issued and outstanding		—
Additional paid-in capital		17,689
Retained earnings		28,661
TOTAL STOCKHOLDER'S EQUITY		46,350
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	66,479

See accompanying notes to financial statements.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019
(IN THOUSANDS)

REVENUES:		
Commissions	$	80,868
Investment management fees		61,388
Revenue sharing fees		4,833
Customer account fees		3,574
Total revenue from contracts		150,663
Interest and dividend income		1,042
Other revenue		144
TOTAL REVENUES		151,849
EXPENSES:		
Employee compensation and benefits (includes $5,247 of intercompany incentives)		95,180
Services and management fee to Parent		35,064
Clearing and investment management advisory fees		12,339
Occupancy and equipment (includes $2,658 to affiliate)		5,805
Outside service fees		4,367
Legal and audit		4,465
Licenses and regulatory fees		2,565
Travel and entertainment		853
Office supplies		835
Communications		588
Other expenses		1,121
TOTAL EXPENSES		163,182
LOSS BEFORE INCOME TAXES		(11,333)
INCOME TAX BENEFIT		(2,984)
NET LOSS	$	(8,349)

See accompanying notes to financial statements.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019
(IN THOUSANDS EXCEPT SHARE FIGURES)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Dollars			
BALANCE - January 1, 2019	100	$—	$17,689	$37,010	$54,699
Net loss	—	—	—	(8,349)	(8,349)
BALANCE - December 31, 2019	100	$—	$17,689	$28,661	$46,350

See accompanying notes to financial statements.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019
(IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(8,349)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of employee loan advances		1,352
Provision for employee loan advances		280
Annual production deferred bonus plan		2,892
Deferred commissions, net of amortization		(600)
Depreciation and amortization		175
Deferred income taxes		(230)
Share-based compensation		119
(Increase) decrease in operating assets:		
Commissions receivable		1,156
Fees receivable		(768)
Employee loan advances and repayments, net		294
Securities purchased not yet sold		(209)
Prepaid and other assets		(160)
Increase (decrease) in operating liabilities:		
Accrued incentive compensation		(2,420)
Securities sold not yet purchased		197
Accrued expenses and other liabilities		(923)
Net cash used in operating activities		(7,194)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(635)
Net cash used in investing activities		(635)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments of employee tax withholding for share-based compensation		(34)
Net cash used in financing activities		(34)
Net decrease in cash, cash equivalents and restricted cash		(7,863)
Cash, cash equivalents and restricted cash at beginning of year		54,391
Cash, cash equivalents and restricted cash at end of year	$	46,528

See accompanying notes to financial statements.

(Amounts in thousands except share data)

1. NATURE OF OPERATIONS

Citizens Securities, Inc. (the "Company"), a Rhode Island corporation incorporated on September 21, 1995, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company commenced operations on January 19, 1996, and distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services. The Company is registered with FINRA as an introducing broker-dealer and does not hold customer funds or securities. The Company is a wholly-owned subsidiary of Citizens Bank, National Association (the "Parent"), which is a wholly-owned subsidiary of Citizens Financial Group, Inc. ("CFG").

The Company introduces the majority of brokerage transactions for clearance and execution services to National Financial Services Corporation ("NFSC"), an unrelated third party, on a fully-disclosed basis and introduces securities transactions such as annuities and insurance, with product providers, on a direct basis.

The Company's customer base is primarily concentrated in New England, Pennsylvania, New York and the Midwest. Revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in local and national economies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The financial statements include the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the recognition of income and other contingencies.

Cash, Cash Equivalents and Restricted Cash

For the purpose of reporting cash flows, balances include cash and money market investment accounts with an original maturity of less than 90 days and are highly liquid. At December 31, 2019, cash equivalents included $44,355 of money market mutual funds. Restricted cash represents the cash account balance that is required to be maintained at clearing organizations based on clearing services agreements. As of December 31, 2019, $100 and $20 were held at NFSC and the Depository Trust & Clearing Corporation, respectively.

Employee Loan Advances

To recruit and retain financial advisors, the Company, from time to time, offers employee advances to financial advisors who meet specific criteria. Loan advances paid to financial advisors are charged to employee compensation and benefits on a straight-line basis over a five to seven year period, which represents the period of loan forgiveness. If a financial advisor leaves the employment of the Company before the end of the term of the note, the remaining balance of the advance would be repayable to the Company. The Company maintains a reserve for loan advances made to financial advisors who have left the Company prior to full amortization of the note. Any additional provisions for reserves for inactive employees are assessed quarterly and recognized in employee compensation and benefits in the Statement of Operations. Refer to Note 4 for further details.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Additions to premises and equipment are recorded at cost. The cost of major additions, improvements and betterments is capitalized. Normal repairs and maintenance and other costs that do not improve the property, extend the useful life or otherwise do not meet capitalization criteria are charged to expense as incurred. The Company evaluates premises and

equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Refer to Note 6 for further details.

Leases

On January 1, 2019, the Company adopted the new accounting standard, Leases, which resulted in the recognition of a right-of-use asset and a corresponding lease liability in the Statement of Financial Condition.

The Company determines if an arrangement is a lease at inception. At commencement, the Company recognizes a right-of-use asset and a corresponding lease liability based on the present value of the lease payments over the non-cancelable lease term. A right-of-use asset represents the value of the Company's contractual right to use an underlying leased asset and a lease liability represents the Company's contractual obligation to make payments on the same underlying leased asset. As the Company's lease does not specify an implicit rate, the Company uses the incremental borrowing rate based on information available at the lease commencement date to determine the present value of the lease payments.

In its normal course of business, the Company may lease equipment and office space. Lease terms predominantly range from one year to ten years and may include options to extend the lease, terminate the lease, or purchase the underlying asset at the end of the lease. Certain lease agreements may include rental payments based on an index or are adjusted periodically for inflation. When the Company has lease agreements that contain lease and non-lease components, these components are accounted for as a single lease component. Leases with an initial term of 12 months or less are recognized in occupancy expense in the Statement of Operations on a straight-line basis over the remaining lease term. Refer to Note 7 for further details.

The Company evaluates right-of-use assets for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

Revenue Sources and Recognition

The Company generates a significant portion of its commission revenues by providing transaction-based securities and brokerage services to domestic customers. The Company also receives revenues based on customers' assets under management.

The Company primarily clears securities transactions through its clearing broker, NFSC, on a fully disclosed basis. NFSC records customers' securities transactions on a settlement date basis, which is generally two business days after trade date. Therefore, the Company is exposed to off-balance sheet risk of loss on such transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Revenues are impacted by certain factors such as product type, commission rates, sales volume, investment markets and customer cancellations.

The Company recognizes revenue from contracts with customers in the amount of consideration it expects to receive upon the transfer of control of a good or service. The timing of recognition is dependent on whether the Company satisfies a performance obligation by transferring control of the product or service to a customer over time or at a point in time. Judgments are made in the recognition of income including the timing of satisfaction of performance obligations and determination of the transaction price.

A description of the components of revenue from contracts with customers is presented below:

- *Commissions* - Commissions revenue represents commissions received from sales of mutual funds, annuities, traditional life insurance products, unit investment trusts, market-linked certificate of deposits, structured notes and other brokerage-related transactions. Revenue is recognized on a trade date basis and when the risk of reversal due to the customer exercising a right of cancellation is remote.

  The Company earns commissions on asset-based fees such as 12b-1 fees, annuity and insurance trails and renewals based on investment balances in future periods, and are recognized at a point in time when the asset balance is known or the renewal occurs. For the period ended December 31, 2019, the Company recognized 12b-1 and trail commissions of $14,260 related to services provided in previous reporting periods.

- *Investment Management Fees* - The Company receives investment management advisory fees from

managing investment assets on behalf of its clients based on the value of assets under management and recognizes them over the period (typically monthly) in which the related service is provided based on prior period asset balances.

- *Revenue Sharing Fees* - The Company receives fees from investment product sponsors for marketing allowances and revenue sharing arrangements directly related to customer trade executions. These fees are recognized at a point in time, when the asset balance is known and the fees are reasonably estimable.
- *Customer Account Fees* - The Company receives customer account fees which are recognized on a monthly basis as services are provided.

Deferred Commissions

For certain investment management advisory fees that are received over a period of time, as opposed to immediately upon sale, the Company will pay its financial advisors an amount that represents an estimate of such fees to be earned over the initial twelve months of the contract. Such payments are recorded as an asset on the Statement of Financial Condition and are amortized over the respective period. Payouts to the financial advisors for the remaining terms of such income are paid out on the same basis as the related income is received. These investment management advisory compensation deferrals and amortization are recognized in the Statement of Operations within employee compensation and benefits. Refer to Note 5 for further details.

Fair Value of Financial Instruments

Certain financial assets and liabilities are measured at fair value on the Company's Statement of Financial Condition. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are classified within one of three levels in the valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- *Level 1* - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.
- *Level 2* - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by market data for substantially the full term of the financial instrument.
- *Level 3* - Unobservable inputs to the valuation methodology that are supported by little or no market information and that are significant to the fair value measurement.

Financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Refer to Note 12 for further details.

Incentive Compensation

The Company maintains two incentive compensation plans for which it provides additional compensation to its financial advisors. The two plans are as follows:

- The annual production deferred bonus plan is calculated based on current year commission sales. The bonus amount is expensed on a straight-line basis over a four year period and the Company applies a forfeiture rate against the total of the accrual awards, which is based on the historical forfeitures under this plan. The bonus ispaid out in full after a four year period has elapsed. If a financial advisor terminates employment with the Company, the entire amount of the compensation accrued for under the plan is forfeited.
- The incentive plan reflects the accrual and payment of commissions based on the general sale of investment products through the Company. The payouts under this plan are generally paid out within a month of being earned.

(Amounts in thousands except share data)

In addition, the Company maintains an annual bonus plan which involves the award of cash and restricted stock units from CFG to certain executives of the Company. A restricted stock unit is the right to receive shares of CFG stock on a future date, which may be subject to time-based vesting conditions. Time-based restricted stock units granted generally become vested ratably over a three-year period.

The Company measures compensation expense related to restricted stock units based upon the fair value of the awards on the grant date, adjusted for forfeitures as they occur. Compensation expense is accrued on a straight-line basis over the requisite service period (i.e., vesting period) of the award.

Accounting Pronouncements Pending Adoption

Pronouncement	Summary of Guidance	Effects on Financial Statements
Disclosure Requirements - Fair Value Measurements *Issued August 2018*	- Eliminates requirements for certain disclosures that are no longer considered relevant or cost beneficial, requires new disclosures and modifies existing disclosures that are expected to enhance the usefulness of the financial statements. - Prospective application is required for new disclosure requirements. - Retrospective application is required for all other amendments for all periods presented.	- The Company adopted the new standard on January 1, 2020. Adoption of the guidance did not have a material impact on the Company's financial statements.
Financial Instruments - Credit Losses Issued June 2016	- Required effective date: January 1, 2020. - Replaces existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost, which will reflect the Company's estimate of credit losses over the full remaining expected life of the financial assets. - Requires a cumulative-effect adjustment to retained earnings, net of taxes, as of the beginning of the reporting period of adoption.	- The Company adopted the new standard on January 1, 2020. - Adoption of the guidance is not expected to have a material impact on the Company's financial statements.

3. RELATED PARTY TRANSACTIONS

The Company has entered into investment services agreements with its Parent. The Company provides securities brokerage and investment advisory services to customers at bank branches of the Parent. The Parent provides support services to the Company and allocates direct and indirect costs attributable to the Company. Such costs include, but are not limited to, costs of bank personnel servicing the Company, communication and data line expenses, data center and technology, audit, tax and general overhead. Included in the Statement of Operations were $35,064 of Parent service costs included in services and management fee to Parent, $5,247 of referral incentives included in employee compensation and benefits, and $2,658 of rental charges included in occupancy and equipment for the year ended December 31, 2019.

The Company participates in a non-contributory pension plan sponsored by CFG (the "Plan" or "qualified plan") that was closed to new hires and re-hires effective January 1, 2009 and frozen to all participants effective December 31, 2012. Benefits under the Plan are based on employees' years of service and highest five-year average eligible compensation. The Plan is funded on a current basis, in compliance with the requirements of ERISA. The Company also provides an unfunded, non-qualified supplemental retirement plan (the "non-qualified plan"), which was closed and frozen consistent with the qualified plan.

(Amounts in thousands except share data)

4. EMPLOYEE LOAN ADVANCES

The following table is a roll forward of active employee loan advances through December 31, 2019:

	Active Employee Loans	
	Gross Loans	Accumulated Amortization
Balance as of December 31, 2018	$ 9,230	$ (5,186)
New employee loans originated	100	—
Employee loan amortization	—	(1,352)
Transfers to inactive status	(1,051)	570
Employee loan reversals	(964)	849
Balance as of December 31, 2019	$ 7,315	$ (5,119)

Employee loan amortization is included as a component of employee compensation and benefits expense on the Statement of Operations.

The following table is a roll forward of inactive employee loan advances through December 31, 2019:

	Inactive Employees	
	Gross Loans	Accumulated Amortization
Balance as of December 31, 2018	$ 3,809	$ (3,378)
Transfers from active status	1,051	(570)
Employee loan payments	—	(394)
Employee loan write-downs/reversals	(1,706)	1,122
Decrease in employee loan reserves	—	418
Balance as of December 31, 2019	$ 3,154	$ (2,802)

Included in accumulated amortization for inactive employee loans are payments, reserves for inactive employee loan advances, write-downs and reversals. As of December 31, 2019, there were 25 inactive loans outstanding of which 20 were not making routine payments.

(Amounts in thousands except share data)

The following table is a roll forward of reserves for inactive employee loan advances through December 31, 2019, the activity for which is reflected in accumulated amortization in the inactive employee table above:

	Inactive Employee - Reserves
Balance as of December 31, 2018	$ 1,027
Provision for employee loans	280
Write-downs of employee loans, net	(698)
Balance as of December 31, 2019	$ 609

5. DEFERRED COMMISSIONS

During the year ended December 31, 2019, the Company paid $10,685 to its financial advisors for investment advisory commissions earned over the relevant period. Additionally, the Company amortized $10,085 of previously deferred commissions for the year ended December 31, 2019. This amount is recorded on the Statement of Operations as a component of employee compensation and benefits expense.

As of December 31, 2019, the Company has $5,747 of deferred commissions reported on the Statement of Financial Condition within the deferred commissions line.

6. PREMISES, EQUIPMENT AND SOFTWARE

Premises, equipment and software are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the assets, typically five to ten years.

	Cost
Equipment	$ 1,366
Building improvements	764
Total premises and equipment	2,130
Less: accumulated depreciation	(946)
Premises and equipment, net	$ 1,184

(Amounts in thousands except share data)

Capitalized software assets are reported as a component of other assets in the Statement of Financial Condition.

		Cost
Software	$	432
Less: accumulated amortization		(294)
Software, net	$	138

For the year ended December 31, 2019, equipment and software retirements were $486 and $3,455, respectively.

7. LEASES

The Company has one operating lease for office space with a weighted average remaining lease term of four years, with an option to extend the lease an additional five years, and a weighted average discount rate of 2.98%. Operating lease cost is recognized on a straight-line basis over the lease term in the Statement of Operations.

At December 31, 2019, lease liabilities maturing under non-cancelable operating leases are presented below for the years ended December 31, except as noted:

2020	$	106
2021		117
2022		119
October 31, 2023		100
Total lease payments		442
Less interest		25
Total lease liability	$	417

8. ACCRUED INCENTIVE COMPENSATION

As of December 31, 2019, the total accrued amounts under each of the incentive compensation plans are as follows:

Accrued incentive plan	$	7,304
Annual production deferred bonus plan		6,529
Annual bonus plan		1,767
Total	$	15,600

The amounts are included in the Statement of Financial Condition, in the accrued incentive compensation line.

9. SHARE-BASED COMPENSATION

The following table presents the activity related to the Company's share-based compensation from CFG share-based awards for the year end December 31, 2019:

(Amounts in thousands except share data)

	CFG Shares - Underlying Awards	Weighted Average - Grant Price
Outstanding, January 1, 2019	5,206	$ 34.21
Granted	3,566	37.00
Vested and Distributed	(2,968)	31.16
Forfeited	(85)	44.90
Outstanding, December 31, 2019	5,719	$ 37.37

Compensation expense for the year ended December 31, 2019 was $123 and total unrecognized compensation expense for non-vested awards was $54 as of December 31, 2019. This expense is expected to be recognized over a weighted-average period of approximately two years. No share-based compensation costs were capitalized during the year ended December 31, 2019.

The income tax benefit recognized in earnings based on the share-based compensation expense amounted to $4 for the year ended December 31, 2019.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15-to-1. At December 31, 2019, the Company had net capital of $24,254, which was in excess of the required net capital of $1,309 by $22,945. The Company's ratio of aggregate indebtedness to net capital was .81 to 1. Refer to the computation of net capital schedule on page 21 for further details.

11. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. For federal taxes and for taxes in states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision/(benefit) with CFG by agreement through inter-company accounts. At December 31, 2019, the net receivable from CFG was $323, which is included in income taxes receivable in the Statement of Financial Condition.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(Amounts in thousands except share data)

The components of income tax benefit for the year ended December 31, 2019, were as follows:

Current income tax benefit:		
Federal	$	2,043
State		711
Total current tax benefit		2,754
Deferred income tax benefit:		
Federal		140
State		90
Total deferred tax benefit		230
Total income tax benefit	$	2,984

The effective income tax rate differed from the U.S. federal income tax rate of 21% primarily as a result of the impact of state taxes.

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2019, are as follows:

Deferred tax assets:		
Accrued expenses not currently deductible	$	1,753
State net operating loss carryforwards		244
Deferred income		29
Valuation allowance		(10)
Total deferred tax assets		2,016
Deferred tax liabilities:		
Deferred compensation		(982)
Depreciation		(132)
Total deferred tax liabilities		(1,114)
Net deferred tax assets	$	902

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service and various state and local tax jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2016. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the Statement of Operations.

There were no uncertain tax positions relating to the Company as of and during the year ended December 31, 2019.

(Amounts in thousands except share data)

12. FAIR VALUE MEASUREMENTS

The valuation techniques used to measure the Company's assets and liabilities at fair value depend upon the specific nature of the asset and liabilities. The following is a description of the valuation methodologies and summary of assets measured at fair value on the Statement of Financial Condition on a recurring basis at December 31, 2019:

Money Market Mutual Funds - Fair value is determined based upon unadjusted quoted market prices and is considered a Level 1 fair value measurement.

	2019			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets - money market mutual funds	$ 44,355	$ —	$ —	$ 44,355

There were no transfers between Levels 1 and 2 during the year ended December 31, 2019.

For the Company's financial assets and liabilities not measured at fair value, the carrying values reported in the Statement of Financial Condition approximate fair value.

13. CONTINGENCIES

The Company, from time to time, is involved in litigation or other proceedings related to various claims. The aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. Legal reserves have been established when it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Once established, reserves are adjusted when there is additional information available or when an event occurs requiring a change.

In September 2018, the SEC notified CFG that it was investigating disclosures made by the Company in connection with the sales of certain mutual funds to clients with varying price differentials and related matters. As of December 31, 2019, the Company believes there are no probable losses and there is no range of possible losses. The Company plans to vigorously defend against these matters.

14. SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2019 through February 28, 2020 and has determined that there are no subsequent events that would require disclosure or adjustment in the financial statements.

SUPPLEMENTAL SCHEDULES

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2019
(IN THOUSANDS)

COMPUTATION OF NET CAPITAL	As Filed	Adjusted (a)	Revised
TOTAL STOCKHOLDER'S EQUITY	$ 46,019	$ 331	$ 46,350
DEDUCTIONS AND/OR CHARGES - Non-allowable assets:			
Commissions and fees receivable	4,751	—	4,751
Employee loan advances - net	2,548	—	2,548
Premises and equipment - net	1,184	—	1,184
Deferred commissions	5,747	—	5,747
Other assets	7,104	(125)	6,979
Total non-allowable assets	21,334	(125)	21,209
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	24,685	456	25,141
HAIRCUT ON SECURITIES	(887)	—	(887)
NET CAPITAL	$ 23,798	$ 456	$ 24,254
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
MINIMUM NET CAPITAL REQUIREMENT (Representing 6-2/3% of aggregate indebtedness)	$ 1,339		$ 1,309
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	$ 100		$ 100
NET CAPITAL REQUIREMENT	$ 1,339		$ 1,309
EXCESS NET CAPITAL	$ 22,459		$ 22,945
COMPUTATION OF AGGREGATE INDEBTEDNESS			
AGGREGATE INDEBTEDNESS	$ 20,085	$ (456)	$ 19,629
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.84 to 1		.81 to 1

Note: The above chart and subsequent descriptions details the differences between these financial statements and the Company's unaudited FOCUS Report submitted January 27, 2020 as of December 31, 2019.
(a) - Post FOCUS and tax adjustments

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Sections (k)(2)(i) and (k)(2)(ii) of the Rule.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2019

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) and (k)(2)(ii) of the Rule.

Citizens
Securities, Inc.

February 28, 2020

SEC Mail Processing
MAR 02 2020
Washington, DC

Securities and Exchange Commission
Registrations Branch, Mail Stop 8031
100 F Street, NE
Washington, DC 20549

VIA FEDEX

To whom it may concern:

Enclosed is the 2019 Citizens Securities, Inc. Annual Audited Report, which includes the Report of Independent Registered Public Accounting Firm.

Sincerely,

Kevin J. Carvalho
Senior Finance Director